Cara Therapeutics, Inc.

4 Stamford Plaza

107 Elm Street, 9th Floor

Stamford, Connecticut 06902

April 26, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Michael Davis

Re:	Request to Withdraw Acceleration Request of Cara Therapeutics, Inc., (the “Company”), dated April 22, 2022 for the Registration Statement on Form S-3 (File No. 333-263165)

Mr. Davis,

On behalf of the Company, I hereby formally request the withdrawal of the acceleration request of Cara Therapeutics, Inc. with respect to the above referenced registration statement, submitted via Edgar on April 22, 2022.

Thank you for the Staff’s cooperation in connection with this matter.

Very truly yours,

Cara Therapeutics, Inc.

By:	/s/ Christopher Posner
Christopher Posner
Chief Executive Officer and Director

cc:       Darren DeStefano, Cooley LLP